Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

April 21, 2009

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Business Change Agents, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-157783

Dear Mr. Kluck:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments on the initial filing of the Registration Statement. The paragraph numbers below correspond to the numbered comments in your comment letter dated April 3, 2009.

General

1.

We have reviewed the applicable portions of SEC Release 33-6932 as relates to “blank check” companies, with specific reference to Section II A which defines a blank check company as:

“a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies; and is issuing “penny stock” as defined in Exchange Act Rule 3a51-1.”

As hereinafter indicated, the Issuer has a specific business plan and has clearly indicated that it does not intend to engage in a merger or acquisition.  See attached letter from Issuer, marked Exhibit “A” as well as Risk Factor No. 8 which states in part: “If an acquisition is undertaken (of which we have no current intention of doing), we must file a current report on Form 8-K containing the information required pursuant to Regulation S-K within four business days following completion of the transaction together with financial information of the acquired entity”.  See also additional paragraph to Prospectus Summary which states in part: “Our auditors indicated in their Report on our Financial Statements and in Note 3 to the financial statements that “the Company has not commenced operations or established a source of revenue, which raises substantial doubt about its ability to continue as a going concern” and accordingly there is uncertainty about our ability to continue a going concern.

It should be noted that the Issuer has identified itself as a “shell company” (See Risk Factor No. 8) and has also indicated that it will be subject to “penny stock” regulations and restrictions (See Risk Factor No. 19).

It should also be noted that aforesaid Release 33-6932 at above-referenced Section II A states that:

“…start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

With respect thereto, we feel that we have a specific business plan.

Gary B. Wolff, P.C.

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

April 21, 2009

Re:

American Business Change Agents, Inc. (the “Company”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-157783

We have indicated that we are a development stage company as defined in Rule 1-02(h) of Regulation S-X. See “Management's Discussion And Analysis Or Plan Of Operation” (“MD&A”) sub-section “Operations” and 2nd paragraph to “Business” section.

The fact that the Issuer had no assets, revenues, operations or contracts as of January 31, 2009 does not, in and of itself, make it a blank check company. As aforesaid: “…start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  As relates to specific business plans, your attention is respectfully directed to the Business section of the Issuer’s Registration Statement which outlines such plans in detail and indicates that Issuer’s President has had more than 20 years experience in providing these types of services and has authored a book on that subject. See information regarding Issuer’s President under Section entitled “Directors, Executive Officers, Promoters And Control Persons” in its Registration Statement.

As relates to the cost of the offering, we respectfully direct your attention to Exhibit 10.1 of the Issuer’s Registration Statement indicating in part, that if legal fees of $50,000 are not paid within 6 months of the Issuer’s effective date, its President will loan necessary funds to the Company to pay same as well as further funds, if necessary, to pay related offering expenses so that all offering fees may be paid.

Insofar as ongoing expenses, the Company will necessarily have to rely upon successful implementation of its business plan and generation of sufficient revenues to pay such expenses.  Furthermore, its plan of operations for the next 12 months is described in the Business sub-section “Strategy” in its Registration Statement.

Issuer’s MD&A, Liquidity section further indicates the manner in which it plans to continue operations possibly using restricted shares of our common stock as consideration for indebtedness to persons and/or firms (if and when necessary and acceptable).

As aforesaid, we have included a specific business plan and have now added a new sub-section to the Business section, entitled “Initial Contract(s)” with summary information with respect thereto.

For all of the above reasons, the Issuer considers itself to be a development stage, shell, penny stock company, but not a blank check company.

Use of Proceeds

2.

We have revised the “Use of Proceeds” section in response to this comment.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

American Business Change Agents, Inc.

Exhibit “A”

American Business Change Agents, Inc.

Edward A. Sundberg, President

13070 Addison Road, Roswell, GA 30075

April 15, 2009

Gary B. Wolff, P.C.

488 Madison Ave., Suite 1100

New York, New York 10022

Dear Mr. Wolff:

Throughout the course of American Business Change Agents, Inc. (“ABCA”) registration process, commencing with its initial filing of its S-1 Registration Statement, on March 9, 2009 (and going back to our inception on January 6, 2009) , we have gone forward with our described business plan and, in fact, since filing of our Registration Statement, have entered in to a contract with Real Estate Contacts.com. Inc.

We had, at no time, prior to or throughout the registration process intended to use ABCA as a “shell company” as defined in SEC Release 33-8587 at Section II A3 or a “blank check” company as defined in Rule 419 or to engage in any form of business combination, including, but not limited to reverse merger.

We are writing simply to place on record that we have no intention whatsoever to conduct our business in any manner other than as described in our Registration Statement, and, in fact, while we discussed with you’re the feasibility of building ABCA through acquisition of other companies solely in our field of business, to date, we have not sought any potential merger or acquisition source nor have we authorized any person or entity to seek such source on our behalf and have no current intention to do so.

Very truly yours,

/s/ Edward A. Sundberg

Edward A. Sundberg

President

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